August 31, 2021

Via EDGAR Correspondence

Mr. David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814

1940 Act File No. 811-23112

Post-Effective Amendment No. 43

Dear Mr. Orlic:

This letter responds to the comments to Post-Effective Amendment No. 43 to the Registrant’s registration statement on Form N-1A that were provided by telephone and via e-mail on August 6, 2021 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson International Sustainable Equity ETF, Janus Henderson Net Zero Transition Resources ETF, Janus Henderson U.S. Sustainable Equity ETF, Janus Henderson Sustainable Corporate Bond ETF, and Janus Henderson Impact Bond ETF (which has been renamed to Janus Henderson Sustainable & Impact Core Bond ETF), (each, a “Fund,” and together, the “Funds”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

General

1.	Staff Comment: Provide responses and completed fee and expense tables for the Funds five business days prior to the effective date of the registration statement.

Response: The Registrant acknowledges the comment and has provided completed fee tables for the Funds in Appendix A to this letter.

2.	Staff Comment: Please carry over comments, as applicable, to the prospectuses and statements of additional information (“SAI”) for all other Funds.

Response: The Registrant acknowledges the comment and confirms that to the extent it has revised disclosure in response to comment from the Staff with respect to a Fund, and that such revisions also are applicable to other Funds, the Registrant has carried those revisions over to the other Funds’ disclosure.

All Funds, as applicable

3.

Staff Comment: It is the Staff’s position that funds that employ environmental, social, and governance (“ESG”) investing principles are subject to Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Please revise each Fund’s 80% investment policy adopted pursuant to the Names Rule to apply to the ESG criteria described in the Fund’s principal investment strategies.

Response: The Names Rule generally requires that if a fund’s name suggests that such fund focuses its investments in a particular type of investment, industry or geographic area, then the fund must invest at least 80% of its net assets in the type of investment, industry, or country or geographic region suggested by the fund’s name. The Names Rule does not apply to fund names that describe a fund’s investment objective, strategy, or policies. The Registrant believes that each Fund’s use of ESG investing principles relates to the particular investment strategy employed by the Fund (to which the Names Rules does not apply) as opposed to a focus in a type of investment or industry. In the context of the investment approach employed by the Funds’ portfolio managers, these terms connote factors that are considered, among other factors, in the investment process rather than types of securities or industries. Accordingly, the Registrant believes that the Names Rule does not apply to the Funds.

The Registrant acknowledges Section 35(d) of the 1940 Act and its prohibition on an investment company adopting a name that is deceptive or misleading. The Registrant believes the description of each Fund’s principal investment strategy clearly articulates how ESG investing principles are incorporated into the Fund’s investment process, including the extent to which any investment instruments within a Fund’s portfolio are excluded from the application of ESG investing principles. Each Fund describes its investment process, identifying the types of issuers in which it seeks to invest, as well as those types of issuers it seeks to avoid, and the factors it uses to make these determinations. Each Fund describes its use of both third-party data as well as proprietary, internally-generated analysis in applying ESG investing principles within the portfolio. The disclosure in this regard has been enhanced with respect to Janus Henderson International Sustainable Equity ETF, Janus Henderson Net Zero Transition Resources ETF, and Janus Henderson U.S. Sustainable Equity ETF, as reflected in Appendix B to this letter.

The Registrant notes that each Fund will disclose its portfolio holdings on a daily basis, pursuant to Rule 6c-11 under the 1940 Act, which allows investors to see the ongoing result of each Fund’s investment process as disclosed in the prospectus. Accordingly, the Registrant believes that each Fund’s name appropriately reflects its respective investment strategy and is not deceptive or misleading, and therefore it respectfully declines to amend each Fund’s 80% investment policy.

4.

Staff Comment: Describe each Fund’s due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Explain (i) whether a Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (ii) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response: Third-party screens and proprietary analyses are used to select investments, as well as to avoid certain investments, for each Fund. The initial screening process incorporates data from third-party vendors and is designed to identify companies or investments that are considered to have a potentially negative impact on society or the environment. Janus Capital may apply de minimis thresholds for a company’s activities, above which investment will generally not be made. De minimis limits exist because sometimes avoiding an industry entirely may not be feasible given the complex nature of

business operations.    Once such companies or investments are eliminated from the pool of viable investments for each Fund, the portfolio managers employ a proprietary analysis, which may include third-party inputs, that considers ESG factors and a company’s fundamentals to select securities. For Janus Henderson Sustainable Corporate Bond ETF and Janus Henderson Sustainable & Impact Core Bond ETF, third-party data, analysis, and ratings may also be used during the fundamental research process. Disclosure has been added to the prospectuses for Janus Henderson International Sustainable Equity ETF, Janus Henderson Net Zero Transition Resources ETF, and Janus Henderson U.S. Sustainable Equity ETF to clarify that third-party inputs are considered in the negative screening process for such Funds.

With the exception of cash, cash equivalents, U.S. Treasuries and certain derivatives (referred to as “out of scope” investments), the portfolio managers will endeavor to apply ESG factors in connection with selecting each security for a Fund’s portfolio. With regard to certain investments, the level of consideration given to particular ESG factors may be dependent on available information or data from the issuer or third party. As noted above, and as disclosed in each Fund’s description of its investment strategy, the portfolio managers also consider a company’s fundamentals in the security selection process. For example, when choosing between two similar companies or investments that both demonstrate adherence to ESG practices, the portfolio managers will evaluate the strength of each company’s fundamentals before arriving at an investment decision.

While the Registrant generally believes that the disclosure in the registration statement addresses the Staff’s comment, updates have been made to better clarify those instruments where ESG criteria is not considered in the security selection process (i.e., “out of scope ” investments), as set forth in Appendix B.

5.

Staff Comment: The Staff noted that the Funds intend to use one or multiple third-party data/scoring providers. In the section of each Fund’s prospectus describing its principal investment strategies, please identify the provider that each Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each providers’ criteria/methodology in the principal investment strategies section. Also consider any related principal risks to a Fund’s use of third-party data providers, since the criteria used by providers can differ significantly.

Response: The Registrant acknowledges the importance for investors to understand whether and the extent to which third-party data or analysis is used by the investment teams. However, given each Fund is to be actively managed and the portfolio managers will ultimately apply their own judgement as to whether to invest in or avoid a particular investment, the Registrant does not believe the naming of specific service providers in a Fund’s principal investment strategies is useful to investors. In fact, the inclusion of such references in the Principal Investment Strategies section of the prospectus may potentially confuse investors as to how the Fund’s investment strategy is implemented, or overstate the importance of a third-party data provider and its role in the implementation of the Fund’s investment strategy.

Further, there may be changes to third-party data providers over time, and given the expected evolution and development of third-party data providers and the information they provide in the coming years, the Registrant believes it would not be useful to investors to provide a list of data providers that could require periodic updates to remain current. Notwithstanding the above, the Registrant will endeavor to provide a list of data providers used and a brief discussion of the nature of the data received from each provider in the Funds’ SAI, current as of the date of such document.

The Registrant supplementally confirms that third-party ESG data providers currently used by the portfolio managers in analyzing investment opportunities include Sustainalytics, Vigeo Eiris and Institutional Shareholders Services Inc. (“ISS”). Each provides sustainability and ESG-relevant metrics, scores and research. Sustainalytics and Vigeo Eiris are used in connection with the negative screening process for all of the Funds. Data from all three providers is used in the investment selection process.

The Registrant notes that the Sustainable Investment Risk factor states that “[s]ustainability and ESG-related information provided by issuers and third parties, upon which the portfolio managers may rely, continues to develop, and may be incomplete, [inaccurate1], use different methodologies, or be applied differently across companies and industries.” This disclosure was included in the Principal Investment Risks section of the prospectus for the two fixed-income Funds, but has now been applied across all Funds.

6.

Staff Comment: The Staff asked the Registrant to disclose, where appropriate, how a Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, please advise why a Fund believes such disclosure is not required.

Response: The “Investment Adviser – Janus Capital Management Proxy Voting Summary for the Funds” section of the SAI provides an overview of Janus Henderson’s Proxy Voting Policy and Procedures (the “Proxy Voting Policy”), including proxy voting guidelines (the “Guidelines”) that outline how Janus Capital generally votes proxies on securities held by the Funds. With regard to environmental and social proposals, the disclosure in the SAI states that Janus Capital “will generally vote with management. . . unless it identifies areas of weakness or deficiency relative to peers and/or industry best practices or feels that management has failed to adequately respond to shareholder concerns. In such instances, Janus Capital will evaluate the proposals on a case-by-case basis.” The SAI summarizes certain guidelines related to corporate governance, including director independence, and includes a link to where shareholders can access a copy of the Proxy Voting Policy. Consistent with Janus Capital’s fiduciary duty to vote proxies in the best interest of the Funds, the portfolio managers may vote against the Guidelines at their discretion and with sufficient rationale documented in writing.

Janus Henderson International Sustainable Equity Fund

7.

Staff Comment: The Staff noted disclosure on page two of the prospectus regarding the Fund seeking to avoid companies that are “significantly engaged in” or “derive more than de minimis revenue from” industries, activities, and assets that are considered to have a negative impact on society or the environment. Describe how you determine “significantly engaged” and “de minimis” for these purposes. Additional detail can be provided in the statutory prospectus as needed.

1  The word “inaccurate” has been added to the disclosure for all Funds.

Response for Janus Henderson International Sustainability ETF, Janus Henderson Net Zero Resources Transition ETF, and Janus Henderson U.S. Sustainable Equity ETF:

As a threshold matter, each Fund will seek to achieve zero exposure with respect to its exclusionary policies. However, there may be instances when a de minimis limit is applied, above which investment will not be made and relates to the scope of an issuer’s business activity. De minimis limits exist because sometimes avoiding an industry entirely may not be feasible given the complex nature of business operations. Where possible, the de minimis limit is expressed quantitatively, such as generally no more than 5-10% of an issuer’s revenue, depending on the degree of harmfulness of the activity as determined by the Fund’s investment adviser. The analysis is based on data provided by third-party data providers, currently Sustainalytics and Vigeo Eiris. However, there are instances where de minimis limits cannot be expressed quantitatively, in which case a qualitative assessment is applied. In such instances, the portfolio managers will only invest in an issuer if they are satisfied that “avoided” activity forms a small part of the company’s business and when the investment team’s research shows that the company manages the activity in line with best practices. The investment team will seek to gain comfort that the company is taking action to improve its performance, is managing it in an exemplary fashion, or is transitioning to more sustainable business practices. Any company with a persistent record of misconduct will be excluded unless there is clear evidence of significant progress. The Registrant notes the Funds’ investment adviser uses an external research provider to advise on compliance with the avoidance criteria for a Fund’s strategy.

Response for Janus Henderson Sustainable Corporate Bond ETF and Janus Henderson Sustainable & Impact Core Bond ETF:

The Funds’ portfolio managers utilize both quantitative and qualitive factors in applying the negative screening process described in the registration statement. The first stage of this process employs a quantitative approach that applies a de minimis limit (generally no more than 5-10%), to identify issuers whose revenues are derived from industries, activities, and assets that the portfolio managers consider to have a negative impact on society or the environment. For those issuers whose revenues exceed the threshold, the portfolio managers will consider the nature of the issuer or certain industries or sectors that, in their view, are in the process of transitioning to sustainable business practices. For example, in industries where thermal coal may still be heavily relied upon as an energy source, the portfolio managers may consider a company’s stated goals or initiatives to transition to using a more sustainable energy approach, the progress that has been made thus far to achieve such goals or initiatives, and the length of time that a company anticipates that it will take to accomplish such a transition. In these instances, a threshold that is greater than 10% may initially be applied in employing the negative screen, with such threshold potentially being reduced over time as a particular issuer, industry or sector becomes more established in its sustainable business practices.

The Registrant notes the Funds’ investment adviser uses an external research provider to advise on compliance with the avoidance criteria for a Fund’s strategy.

In response to the above comment, disclosure has been added to the Funds’ statutory prospectus, as reflected in Appendix C.

8.	Staff Comment: For the references to “chemicals of concern” and “contentious industries” in the bullet point list of exclusionary criteria, add a parenthetical with one or two examples of these types of companies. Note that this comment apples to several of the Funds.

Response: The Registrant has provided examples as requested, as reflected in Appendix D.

Janus Henderson Net Zero Transition Resources ETF

9.	Staff Comment: It is the Staff’s view that an 80% policy would be needed for “net zero” in the Fund’s name.

Response: Similar to the Registrant’s response to Comment 3, the Registrant believes that the term “net zero” in the Fund’s name describes the investment strategy employed by the portfolio managers, which seeks to identify companies whose products and services contribute to and are well-positioned to benefit from the transition to a low-carbon global economy. In the Registrant’s view, there is not a specific type of investment or industry that would be classified as “net zero”; rather, the portfolio managers’ investment process considers certain decarbonization themes and sub-themes that tie to products and services provided by certain companies, and such companies may be located in various industries, independent of their sustainable practices. For example, in looking at companies that support sustainable mobility, the portfolio managers may identify certain resources, such as copper, that are integral to the production of electronic vehicles, and identify a mining company as a potential investment for the Fund.

To clarify the context in which the Fund is using the term “net zero,” the Registrant has enhanced the disclosure in the Principal Investment Strategies section of the Fund’s prospectus as follows (additions underlined, deletions ~~stricken~~):

“The Fund seeks to invest in companies whose products and services are considered by Janus Capital as contributing to or benefitting from the goal of achieving “net zero” carbon emissions through the decarbonization of the global economy, such as carbon reduction, energy transition, sustainable mobility, sustainable industry, and sustainable agriculture.”

10.

Staff Comment: Consider identifying specific net zero pledges/agreements/things of this nature that the Fund may consider when selecting investments (e.g., net zero may be more well-defined than, say, a UN Compact).

Response: Because the Fund’s strategy is not tied to specific net zero pledges or agreements, which may evolve and change over time, the Registrant believes making such reference may confuse investors with respect to how the Fund employs its investment strategy.

11.

Staff Comment: The Staff noted that, unlike other Funds, there is no disclosure regarding whether the Fund will sell an investment if it no longer meets the ESG criteria. The Staff asked whether this is purposeful.

Response: In response to the Staff’s comment, disclosure has been added to the Principal Investment Strategies section for the Fund that states that the Fund may sell a portfolio position if, in the portfolio managers’ opinion, the company’s business model no longer satisfies the ESG factors.

12.

Staff Comment: Please disclose how the Fund will handle voting of shares that are on loan. If the Fund will not call back the shares to vote, please advise how that is consistent with its ESG strategy.

Response: The Registrant has determined that Janus Henderson Net Zero Transition Resources ETF will not engage in securities lending. Accordingly, all references to securities lending in the Fund’s prospectus and SAI have been removed.

Janus Henderson U.S. Sustainable Equity ETF

13.

Staff Comment: The Staff noted that the Fund invests in equity securities of U.S. companies and asked the Registrant to explain how the Fund determines whether a company is economically tied to the U.S.

Response: The Registrant confirms that a security is deemed to be economically tied to a country or countries (including the U.S.) if one or more of the following tests are met: (i) the company is organized in, or its primary business office or principal trading market of its equity is located in, the country; (ii) a majority of the company’s revenues are derived from one or more countries; or (iii) a majority of the company’s assets are located in one or more countries.

The Registrant has enhanced the disclosure to this effect, as reflected in Appendix E.

Janus Henderson Sustainable Corporate Bond ETF

14.	Staff Comment: Disclose how the ESG criteria and methodology apply to the Fund’s investments in sovereign debt.

Response: Upon further review, the Registrant has confirmed that Janus Henderson Sustainable Corporate Bond ETF and Janus Henderson Sustainable & Impact Core Bond ETF do not intend to invest in sovereign debt as a principal investment strategy at this time. Accordingly, references to sovereign debt have been removed from the Funds’ prospectuses.

15.	Staff Comment: Disclose the current duration of the Bloomberg U.S. Corporate Bond Index, and include a short definition and example of duration.

Response: The Registrant has updated the disclosure to reflect the current duration of the Bloomberg U.S. Corporate Bond Index, as set forth below:

As of July 31, 2021, the duration of the Bloomberg U.S. Corporate Bond Index was 8.73 years.

The Registrant already provides a brief definition of duration, and has added a cross reference to the Fund’s glossary at the end of the prospectus, which includes a more detailed definition and example of duration.

16.

Staff Comment: In the bulleted list on page two of the Fund’s prospectus, consider adding parentheticals with examples of what would fall in the “controversial weapons” and “controversial fossil fuel extraction & refining” categories.

Response: The Registrant has provided examples as requested, as reflected in Appendix F.

17.	Staff Comment: If derivatives count toward the Fund’s 80% policy, please disclose this, and consider indicating that they will be marked-to-market.

Response: The Registrant confirms that derivatives will not count toward the Fund’s 80% policy.

18.

Staff Comment: Under the Fund’s concentration policy as disclosed in the SAI, the Fund does not consider asset-backed securities (“ABS”) to represent interests in any industry or group of industries. The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude ABS from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment – other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) – is an investment in some industry or group of industries.

Accordingly, a Fund must determine which industry classification or classifications reasonably apply with respect to each ABS issuance for concentration purposes. Toward this end, the Fund could consider the nature of an ABS’ underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the fund’s concentration policy. A Fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the Principal Strategies section of the prospectus.

Response: The Registrant respectfully disagrees with the Staff’s characterization of Section 8(b)(1)(E) and Section 13(a) of the 1940 Act to the extent that its characterization could be understood as either (a) imposing a blanket prohibition on a registered investment company from reserving freedom of action regarding concentration; or (b) prohibiting a registered investment company from implementing characterizations of instruments for purposes of complying with statements related to industry concentration pursuant to Section 8(b)(1)(E). The Registrant believes that the text of the 1940 Act itself, and past public statements by the Staff regarding concentration, support the Registrant’s view that the Registrant may retain a reasonable amount of freedom of action and may appropriately designate asset-backed securities as not being subject to an industry.

As a preliminary matter, and contrary to the gravamen of the Staff’s comment, the text of Section 8(b)(1)(E) expressly permits a registrant to retain freedom of action to concentrate, provided it includes in its registration statement “a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein”. The Staff’s published statements in this area have uniformly rejected any suggestion that Section 8(b)(1)(E) flatly prohibits retaining some freedom of action regarding industry concentration.2 To the contrary, discretion is permitted as long as the circumstances surrounding that discretion are described “to the extent practicable.” “To the extent that specification is practicable,” the Staff has noted, “it is the duty of the [registrant] to furnish statements of policy or intention which are specific, precise and informative.”3 The Staff has also has a long standing public statement that “[i]t is obviously impossible to lay down any general rule for determining whether a particular statement of intention is as specific and definite as it is practicable to make it.”4 Instead, the “definiteness of the statement will necessarily vary with the nature of the registrant’s business, the registrant’s history and experience, and the nature of the activity to which the statement relates.”5

Additionally, it is equally clear that registrants have flexibility in discussing the nature of the industries subject to their industry concentration policy. Importantly, the phrase “industry or group of industries” is not defined in the 1940 Act or the rules thereunder. The Staff has previously taken the position that:

In determining industry classifications…registrants may select their own industry classifications, but such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. Registrants selecting their own industry classifications must be reasonable and should disclose them (a) in the prospectus in the case of policy to concentrate, or (b) in the Statement of Additional Information in the case of a policy not to concentrate.6

The Registrant believes that treating asset backed securities as not being an “industry” is the most practicable way of specifying a specific and definite limitation on freedom of action under Section 8(b)(1)(E) given the nature of the Registrant’s business and the nature of the activity to which the statement relates.

[2]

See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“ Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013).

[3]	See Investment Company Act Rel. No. 167 (July 23, 1941).

[4]	Id.

[5]	Id.

[6]	See Guide 19 to Form N-1A (adopted in SEC Rel. No. IC-13436 (Aug. 12, 1983), and subsequently rescinded for other reasons in SEC Rel. No. IC-23064 (Mar. 13, 1998).

Unlike issuers that are traditionally viewed as being part of an industry, asset-backed issuers (including collateralized loan obligations) have no independent business activities other than holding a diversified pool of financial assets that by their terms convert into cash within a finite time period. It is this lack of any active business activity on the part of issuers of asset backed securities that supports the Registrant’s reasonable conclusion that they can be treated as not being part of an industry.    We note that although the U.S. Government’s North American Industry Classification System contains an industry classification of “Other Investment Pools and Funds” that would include asset-backed securities issuers, the category also includes other issuers whose business is holding investments that are typically not commonly viewed as being an industry for purposes of Section 8(b)(1)(E), such as registered closed-end funds and unit investment trusts, which further supports the Registrant’s view that asset-backed securities issuers are also outside of an industry.

Additionally, the Registrant does not believe it is necessary or practicable to look through asset-backed securities issuers to analyze their underlying holdings. First, when investing in asset backed securities, the Fund does not take into account the exposure to a particular industry or group of industries such a security may have, and in fact the Fund might not have sufficient information to ascertain an asset-backed security’s exposure to a particular industry or group of industries. As a result, the Registrant believes that any freedom of action to concentrate that might be implicated by its statement of policy is merely an aftereffect of the nature of its investment program as opposed to the result of conscious effort on the part of a Fund or its Investment Adviser to concentrate or not concentrate the portfolio as part of its investment program.7     Consequently, the Fund takes the position that to the extent its investments in asset-backed securities could be construed to result in a concentration of an industry or group of industries due to their underlying holdings, it would not be due to any knowing or intentional exercise of a freedom of action reserved by the Fund to so concentrate. The current wording of its SAI is intended to capture this concept.

The Registrant is mindful, however, that while it may be “impossible to lay down any general rule for determining whether a particular statement of intention is as specific and definite as it is practicable to make it,” it is still incumbent on the Registrant “insofar as is practicable” to make “statements of policy or intention which are specific, precise and informative.” As a result, the Registrant has revised its SAI to provide additional disclosure that it believes is more precise and is more informative. We have revised this disclosure as follows (new language underlined):

With respect to each Fund’s concentration policy as set forth above, as it relates to investments in asset-backed securities (including collateralized loan obligations), the Fund does not take into account, and may not have sufficient information to ascertain, the exposure to a particular industry or group of industries as a result of investing in asset-backed securities. Accordingly, each

[7]

This fact is similar to the issue dealt with in the First Australia no-action letter where exposure to a particular industry was not an intentional investment result, but occurred merely an aftereffect of that fund’s investment program.

Fund takes the position that to the extent its investments in asset-backed securities could be construed to result in a concentration of an industry or group of industries, it would not be due to any knowing or intentional exercise of a freedom of action reserved by the Fund to so concentrate. To facilitate these positions, each Fund takes the position, with respect to concentration in any particular industry or group of industries, that any asset-backed securities (including collateralized loan obligations), do not represent interests in any particular industry or group of industries and the Fund’s fundamental investment policy above, with respect to concentration, does not operate to limit the ability of the Fund to purchase such securities in any amount.

Janus Henderson Sustainable & Impact Core Bond ETF

19.

Staff Comment: It is commonly understood that impact funds seek to generate a positive, measurable, and reportable social and environmental impact alongside a financial return. Measurement, management, and reporting of impact is a defining feature of impact investing. Please disclose in greater detail what specific ESG-related impacts the Fund seeks to achieve. Disclose whether the stated impacts are prioritized over returns, treated the same as returns, or are secondary to returns. Finally, please disclose how the Fund intends to measure and monitor whether it is achieving ESG-related impacts.

Response: The environmental and social impact themes the Fund seeks to achieve can generally be categorized within one or more of the broader themes listed below, each of which generally aligns with certain of the United Nations Sustainable Development Goals (“UNSDGs”). As set forth in the prospectus, these themes may evolve over time. The Fund may also seek to achieve other impact themes aligned with the UNSDGs. The current impact themes are listed below.

●	Transition to a Green Economy, including the development of clean energy and sustainable transportation and cities;
●	Affordable Housing, including increased access to home ownership and benefiting low to moderate income borrowers;
●	Economic and Community Development and Inclusion, which includes financial services and infrastructure that are integral in the development of a sustainable economy;
●

Knowledge & Technology, and Innovation, which includes technological advancements that can enable a transition to more sustainable business practices for companies across industries, such as software and semi-conductors and industry specific innovation; and

●	Health & Well-Being, which includes increased access to healthcare, and innovation for medical treatment and health.

The Registrant believes the Fund can achieve its social and environmental theme objectives without sacrificing investment returns. The Fund seeks to provide risk-adjusted returns that will outperform the Fund’s benchmark while achieving its social and environmental impact theme objectives.

The Fund’s investments will generally be analyzed and selected using an integrated ESG approach and will be subject to negative ESG screens, with the exception of investments deemed “out-of-scope.” “Out-of-scope” investments, which may be used for cash management, interest rate and duration risk management or to align with the Fund’s performance benchmark, and do not have a direct financial link to the daily operations of a portfolio company, will not be subject to ESG considerations. As disclosed in the prospectus, “out of scope” investments include cash instruments, certain derivatives and U.S. Treasuries.

“In-scope” ESG investments (i.e., investments that have been selected using the integrated ESG approach and negative ESG screens) will be further reviewed and certain of these investments will be characterized by one of the following two categories: (i) impact investments, which will be aligned with one or more of the impact themes for which there are quantitative measurable data; and (ii) sustainable investments, which will be aligned with one or more impact themes, but which will be identified and assessed on a qualitative basis.

Investments in each category will be aggregated and periodically disclosed to investors through the Fund’s website, fact sheets, shareholder reports and other shareholder communications. Investments identified as impact or sustainable will be reported as a percentage of the portfolio. To the extent quantitative information or other measurable data is available, the Registrant intends to provide additional reporting metrics, such as the carbon rating of the portfolio, and more granular reporting within an impact theme. For example, with respect to investments aligned with the Transition to a Green Economy theme, the Fund’s exposure to solar, wind or other renewable energy or electric vehicles may be reported.

The Registrant has enhanced the disclosure as requested, as reflected in Appendix G.

20.	Staff Comment: The disclosure states that the Fund may invest in debt securities of all types of maturities. Please describe any duration requirements that may be in place.

Response: The Registrant notes that the Principal Investment Strategies section in the Fund’s prospectus states that “[u]nder normal circumstances, the Fund will seek to maintain an average portfolio duration (price sensitivity to changes in interest rates) of plus or minus 2 years as compared to the Bloomberg U.S. Aggregate Bond Index.” Consistent with Comment 15, the Registrant will update this disclosure to include the current duration of the Bloomberg U.S. Aggregate Bond Index in the Principal Investment Strategies section of the Fund’s prospectus.

21.

Staff Comment: On page 22 of the statutory prospectus, there is a reference to short positions. Confirm whether short sales expenses are included in the “Other Expenses” line item of the fee and expense table, or whether that will be a separate line item in the fee and expense table for short sales.

Response: The Registrant confirms that the expenses associated with short sales will be included in the “Other Expenses” line item of the fee and expense table if any such expenses are incurred.

*          *          *

Please call me at (303) 336-7823 with any questions or comments.

Respectfully,

/s/ Byron D. Hittle
Byron D. Hittle
Secretary and Chief Legal Officer
Enclosures (via EDGAR only)

cc: Eric Purple, Esq.

APPENDIX A

FUND SUMMARY

Janus Henderson International Sustainable Equity ETF

Ticker:    SXUS

INVESTMENT OBJECTIVE

Janus Henderson International Sustainable Equity ETF seeks long-term growth of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may pay brokerage commissions and other fees to financial intermediaries on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.60%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

FUND SUMMARY

Janus Henderson Net Zero Transition Resources ETF

Ticker:    JZRO

INVESTMENT OBJECTIVE

Janus Henderson Net Zero Transition Resources ETF seeks long-term growth of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may pay brokerage commissions and other fees to financial intermediaries on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.60%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

FUND SUMMARY

Janus Henderson U.S. Sustainable Equity ETF

Ticker:    SSPX

INVESTMENT OBJECTIVE

Janus Henderson U.S. Sustainable Equity ETF seeks long-term growth of capital.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may pay brokerage commissions and other fees to financial intermediaries on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.55%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

FUND SUMMARY

Janus Henderson Sustainable Corporate Bond ETF

Ticker:    SCRD

INVESTMENT OBJECTIVE

Janus Henderson Sustainable Corporate Bond ETF seeks total return consisting of income and capital appreciation, while giving special consideration to certain environmental, social and governance (“ESG”) factors.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may pay brokerage commissions and other fees to financial intermediaries on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.35%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

FUND SUMMARY

Janus Henderson Sustainable & Impact Core Bond ETF

Ticker:    JIB

INVESTMENT OBJECTIVE

Janus Henderson Sustainable & Impact Core Bond ETF seeks total return while giving special consideration to certain environmental, social and governance (“ESG”) factors.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may pay brokerage commissions and other fees to financial intermediaries on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.39%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

APPENDIX B

Changes to disclosure in the Principal Investment Strategies section of the prospectus (additions underlined, deletions ~~stricken~~)

Janus Henderson International Sustainability ETF and Janus Henderson U.S. Sustainable Equity ETF

The Fund is “actively managed” and does not seek to replicate the composition or performance of an index. In selecting investments, the portfolio managers employ a “bottom-up” approach that focuses on fundamental research and considers, among other factors, a company’s growth potential, competitive positioning, operational quality, and strategy. The portfolio managers may also consider factors such as a company’s historic and projected return on capital, balance sheets, and financial models. Except as noted below, in selecting each investment, the portfolio managers will also consider environmental, social, and governance (“ESG”) factors that can create sustainable value, such as a company’s supply chain, reputation, brand value, and use of management incentives. Key ESG factors considered as part of the investment process include corporate governance, human capital and diversity, carbon footprint, and business ethics. The portfolio managers evaluate and apply ESG factors relying on a mix of third-party data and internally-generated analyses.    The portfolio managers do not apply these ESG factors in managing the Fund’s cash and cash equivalents.

To identify the universe of investible securities for the Fund, the portfolio managers first apply broad-based negative screens, which incorporate third-party inputs, to seek~~The Fund also seeks~~ to avoid securities of issuers that, in the determination of Janus Capital, are significantly engaged in or derive more than de minimis revenue from industries, activities, or assets considered by the portfolio managers to have a negative impact on society or the environment. A current list of such activities, which may evolve over time, follows:

Janus Henderson Net Zero Transition Resources ETF

The Fund is “actively managed” and does not seek to replicate the composition or performance of an index. In deciding to add or reduce portfolio positions, the portfolio managers employ a “bottom-up” approach that focuses on fundamental research and considers, among other factors, a company’s growth potential, competitive positioning and operational quality, return on capital, risk profile, and strategy. Except as noted below, in selecting each investment, the portfolio managers will also consider environmental, social, and governance (“ESG”) factors such as carbon footprint, corporate governance, human capital and diversity, and business ethics. The portfolio managers evaluate and apply ESG factors relying on a mix of third-party data and internally-generated analyses, and may sell a portfolio position if, in the portfolio managers’ opinion, the company’s business model no longer satisfies the ESG factors. The portfolio managers do not apply the ESG factors in managing the Fund’s cash and cash equivalents.

To identify the universe of investible securities for the Fund, the portfolio managers first apply broad-based negative screens, which incorporate third-party inputs, to seek~~The Fund also seeks~~ to avoid) securities of issuers that, in the determination of Janus Capital, are significantly engaged in or derive more than de minimis revenue from industries, activities, or assets considered by the portfolio managers to have a negative impact on society or the environment. A current list of such activities, which may evolve over time, follows:

Janus Henderson Sustainable Corporate Bond ETF

The Fund may use derivatives, including, but not limited to, swaps (including interest-rate swaps, total rate of returns swaps and credit default swaps), swaptions, options, futures, and options on futures, which may be used for risk, duration and yield-curve management, or to enhance expected returns. Derivatives are instruments that have a value derived from, or directly linked to, an underlying asset, such as fixed-income securities, interest rates, currencies, or market indices.

The Fund may invest in reverse-repurchase agreements and use the proceeds to invest in securities consistent with the Fund’s principal investment strategies.

The Fund may invest its uninvested cash in affiliated or non-affiliated money market funds (or private funds operating as money market funds) and/or affiliated or unaffiliated exchange-traded funds.

The portfolio managers do not apply the ESG factors noted above in managing the Fund’s cash and exposure to U.S. Treasuries and certain derivatives, such as credit default swaps on indices or derivatives used to manage interest rate risk.

Janus Henderson Sustainable & Impact Core Bond ETF

The Fund may use derivatives, including, but not limited to, swaps (including interest-rate swaps, total rate of returns swaps and credit default swaps), swaptions, options, futures, and options on futures, which may be used for risk, duration and yield-curve management, or to enhance expected returns. Derivatives are instruments that have a value derived from, or directly linked to, an underlying asset, such as fixed-income securities, interest rates, currencies, or market indices.

The Fund may invest in reverse-repurchase agreements and use the proceeds to invest in securities consistent with the Fund’s principal investment strategies.

The Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

The Fund may also invest in cash or cash equivalents such as commercial paper, repurchase agreements and other short-duration fixed-income securities. The Fund may invest its uninvested cash in affiliated or non-affiliated money market funds (or private funds operating as money market funds), and/or affiliated or unaffiliated exchange-traded funds. Due to the nature of the securities in which the Fund may invest, as well as certain investment techniques utilized by the portfolio managers, it may have relatively high portfolio turnover compared to other funds.

The portfolio managers do not apply the ESG factors noted above in managing the Fund’s cash and exposure to U.S. Treasuries and certain derivatives, such as credit default swaps on indices or derivatives used to manage interest rate risk.

APPENDIX C

Changes to disclosure in the Additional Information about the Funds – Additional Investment Strategies and General Portfolio Policies section of the prospectus (additions underlined, deletions ~~stricken~~)

Janus Henderson International Sustainable Equity ETF, Janus Henderson Net Zero Transition Resources ETF, and Janus Henderson U.S. Sustainable Equity ETF

To identify the universe of investible securities for the Fund, the portfolio managers first apply broad-based negative screens, which incorporate third-party inputs, to seek~~The Fund also seeks~~ to avoid securities of issuers that, in the determination of Janus Capital, are significantly engaged in or derive more than de minimis revenue from (generally no more than 5-10%), industries, activities, or assets considered by the portfolio managers to have a negative impact on society or the environment. ~~Specifically, the Funds will seek to avoid investing in companies significantly involved in, or that may significantly support, certain business activities, as indicated below.~~

In screening such investments, there may be instances where the de minimis limits cannot be expressed quantitatively, in which case the portfolio managers apply a qualitative assessment of an issuer. Among other things, the qualitative assessment looks at the extent to which an “avoided” activity is part of a company’s business, whether a company is taking action to address and improve upon such activity, and may consider certain issuers, industries or sectors that are in the process of transitioning to sustainable business practices, in which case a threshold of greater than 5-10% may initially be applied.

Janus Henderson Sustainable Corporate Bond ETF and Janus Henderson Sustainable & Impact Core Bond ETF

For purposes of implementing the Funds’ respective investment strategies, sustainable investments are those determined by Janus Capital to be aligned with certain positive social and environmental themes.

●	The Funds seek to avoid securities of issuers that are non-compliant with the UN Global Compact.

●

The Funds also seek to avoid securities of issuers that, in the determination of Janus Capital, are significantly engaged in or derive more than de minimis revenue from (generally no more than 5-10%), or securitized products the economic value of which is tied in more than de minimis fashion to, industries, activities or assets considered by the portfolio managers to have a negative impact on society or the environment. ~~Specifically, the Funds will seek to avoid investing in companies significantly involved in, or that may significantly support, certain business activities, as indicated below.~~

In screening such investments, there may be instances where the de minimis limits cannot be expressed quantitatively, in which case the portfolio managers apply a qualitative assessment of an issuer. Among other things, the qualitative assessment looks at the extent to which an “avoided” activity is part of a company’s business, whether a company is taking action to address and improve upon such activity, and may consider certain issuers, industries or sectors that are in the process of transitioning to sustainable business practices, in which case a threshold of greater than 5-10% may initially be applied.

APPENDIX D

Examples of Exclusionary Criteria

Contentious industries: such as, but not limited to, cement, fishing, mining, palm oil and timber

Chemicals of concern: such as, but limited to, microbeads, persistent organic pollutants and the manufacture of any other substances banned or restricted under international conventions

APPENDIX E

Changes to disclosure in the Principal Investment Strategies section of the prospectus (additions underlined, deletions ~~stricken~~)

Janus Henderson U.S. Sustainable Equity ETF

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities that are economically tied to the ~~of~~ U.S. ~~companies~~. The Fund seeks to invest in companies whose products and services are considered by Janus Capital as contributing to positive environmental or social change and sustainable economic development, including those that are strategically aligned with environmental and social megatrends such as climate change, resource constraints, growing populations, and aging populations. A security is deemed to be economically tied to the U.S. if one or more of the following tests are met: (i) the company is organized in, or its primary business office or principal trading market of its equity is located in the U.S., (ii) a majority of the company’s revenues are derived from the U.S. or (iii) a majority of the company’s assets are located in the U.S.

APPENDIX F

Examples of Exclusionary Criteria

Controversial weapons: such as, but not limited to, land mines, cluster munitions, biological/chemical weapons and nuclear weapons, and white phosphorous

Controversial fossil fuel extraction & refining: such as, but not limited to, the extraction of fossil fuels from oil sands, thermal coal extraction, and arctic drilling and exploration

APPENDIX G

Changes to disclosure in the Additional Information about the Funds - Additional Investment Strategies and General Portfolio Policies section of the prospectus (additions underlined, deletions ~~stricken~~)

Janus Henderson Sustainable & Impact Core Bond ETF

The Fund will seek to invest primarily in bonds that are aligned with positive environmental and social impact themes ~~such as: climate change, transitioning to a green economy, community and economic development, reduced inequalities, home affordability and assistance, and knowledge and technology. These themes of focus may evolve over time~~ which generally align with certain of the United Nations Sustainable Development Goals (“UNSDGs”). The impact themes followed by the Fund, which may evolve over time, include the following:

●	Transition to a Green Economy, including the development of clean energy and sustainable transportation and cities;
●	Affordable Housing, including increased access to home ownership and benefiting low to moderate income borrowers;
●	Economic and Community Development and Inclusion, which includes financial services and infrastructure that are integral in the development of a sustainable economy;
●

Knowledge & Technology, and Innovation, which includes technological advancements that can enable a transition to more sustainable business practices for companies across industries, such as software and semiconductors and industry specific innovation; and

●	Health & Well-Being, which includes increased access to healthcare, and innovation for medical treatment and health.

The Fund’s investments will first be analyzed and selected using an integrated ESG approach and will be subject to the negative ESG screens discussed above, with the exception of investments deemed “out-of-scope.” Next, certain of these investments will be further characterized by one of the following two categories: (i) impact investments, which will be aligned with one or more of the measurable impact themes; and (ii) sustainable investments, which will be aligned with one or more impact themes, and identified and assessed on a qualitative basis. ”Out-of-scope” investments that are not part of this process include cash instruments, certain derivatives and U.S. Treasuries.